Exhibit 99.1

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
For the Three Months and Six Months Ended June 30
(Amounts in thousands, except per share data)

	Second Quarter		Year-to-Date	
	2001	2000	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$ 440,361	$ 384,503	$ 827,680	$ 711,614
Cost of sales	283,274	246,458	539,132	459,996
Merger-related costs (a)	-	1,100	-	1,100
Gross profit	157,087	136,945	288,548	250,518
	35.7%	35.6%	34.9%	35.2%
Operating expenses	108,854	87,697	210,545	169,358
	24.7%	22.8%	25.4%	23.8%
Merger-related expenses (a)	-	3,266	-	3,266
Depreciation/amortization	12,988	9,556	24,819	18,249
Operating income	35,245	36,426	53,184	59,645
	8.0%	9.5%	6.4%	8.4%
Interest income (expense), net	(204)	(618)	183	(1,118)
Other income (expense)	197	-	(595)	-
Earnings before income taxes	35,238	35,808	52,772	58,527
	8.0%	9.3%	6.4%	8.2%
Income tax expense	13,580	14,273	20,331	23,040
Net earnings before extraordinary item	21,658	21,535	32,441	35,487
Loss on debt extinguishment, net of tax benefit of $242	-	387	-	387
Net earnings	21,658	21,148	32,441	35,100
	4.9%	5.5%	3.9%	4.9%
Net earnings available to common shareholders (b)	21,658	20,811	32,441	33,687
	4.9%	5.4%	3.9%	4.7%
Net earnings per common share:				
Basic	$ 0.19	$ 0.20	$ 0.29	$ 0.34
Weighted average number of shares	112,182	101,615	112,140	100,323
Diluted	$ 0.19	$ 0.19	$ 0.29	$ 0.31
Weighted average number of shares	112,852	111,748	112,808	110,197

(a) Merger related costs and expenses, net of taxes, were $3,134 for the second quarter and six months ended June 30

(b) Amounts include accretion of the cumulative preferred stock to redemption value, accrued preferred stock dividends and amortization of the discount on preferred stock. The amounts deducted from net earnings available to common shareholders are $337 for the quarter ended June 30, 2000, and $1,413 for the six months ended June

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	June 30, 2001	December 31, 2000	June 30, 2000
	(unaudited)		(unaudited)
Cash and cash equivalents	$ 90,672	$ 181,166	$ 55,417
Merchandise inventories	334,614	258,687	284,517
Other current assets	39,113	37,661	21,207
Total current assets	464,399	477,514	361,141
Property and equipment, net	250,001	211,632	184,374
Goodwill, net	39,367	40,376	41,385
Other assets, net	18,507	17,337	15,879
Total assets	$ 772,274	$ 746,859	$ 602,779
Accounts payable	$ 94,692	$ 75,404	$ 76,846
Income taxes payable	10,661	23,448	4,768
Other current liabilities	38,391	50,453	28,960
Current portion of long-term debt	25,000	25,000	25,025
Total current liabilities	168,744	174,305	135,599
Long-term debt, excluding current portion	12,000	18,000	18,000
Other liabilities	37,257	35,896	36,710
Total liabilities	218,001	228,201	190,309
Shareholders' equity	554,273	518,658	412,470
Total liabilities and shareholders' equity	$ 772,274	$ 746,859	$ 602,779
STORE DATA:			
Number of stores open at end of period	1,863	1,729	1,634
Total gross square footage (in thousands)	11,463	9,832	8,799

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)

	Six months ended June 30, 2001	Year ended December 31, 2000	Six months ended June 30, 2000
	(unaudited)		(unaudited)
Cash flows from operating activities:			
Net income	$ 32,441	$ 121,622	$ 35,100
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	24,819	41,971	18,249
Other non-cash adjustments	(1,032)	14,813	9,075
Changes in working capital	(78,317)	(71,141)	(121,473)
Total adjustments	(54,530)	(14,357)	(94,149)
Net cash provided by (used in) operating activities	(22,089)	107,265	(59,049)
Cash flows from investing activities:			
Capital expenditures	(62,833)	(95,038)	(44,532)
Proceeds from sale of property and equipment	34	271	142
Net cash used in investing activities	(62,799)	(94,767)	(44,390)
Cash flows from financing activities:			
Net change in revolving credit facilities	-	(6,500)	(6,500)
Repayment of long-term debt and facility fees	(6,239)	(27,708)	(27,683)
Principal payments under capital lease obligations	(1,755)	(3,274)	(1,567)
Proceeds from stock issued pursuant to stock-based compensation plans	2,388	24,563	13,019
Net cash used in financing activities	(5,606)	(12,919)	(22,731)
Net decrease in cash and cash equivalents	(90,494)	(421)	(126,170)
Cash and cash equivalents at beginning of period	181,166	181,587	181,587
Cash and cash equivalents at end of period	$ 90,672	$ 181,166	$ 55,417